SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 March 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 21 February 2025
99.2	Transaction in Own Shares dated 24 February 2025
99.3	Director/PDMR Shareholding dated 24 February 2025
99.4	Transaction in Own Shares dated 25 February 2025
99.5	Transaction in Own Shares dated 26 February 2025
99.6	Transaction in Own Shares dated 27 February 2025
99.7	Transaction in Own Shares dated 28 February 2025
99.8	Transaction in Own Shares dated 03 March 2025
99.9	Director/PDMR Shareholding dated 03 March 2025
99.10	Transaction in Own Shares dated 05 March 2025
99.11	Transaction in Own Shares dated 05 March 2025
99.12	Transaction in Own Shares dated 06 March 2025
99.13	Director/PDMR Shareholding dated 06 March 2025
99.14	Transaction in Own Shares dated 07 March 2025

Exhibit No: 99.1
InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 19 February 2025, the following shares were allocated, pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle (where relevant), following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares
Elie Maalouf	26,633
Michael Glover	8,952
Daniel Aylmer	2,238
Heather Balsley*	6,154
Jolyon Bulley*	11,493
Yasmin Diamond*	5,586
Jolie Fleming*	3,585
Nicolette Henfrey*	6,531
Wayne Hoare*	8,118
Kenneth Macpherson*	7,918
*A number of shares were subsequently sold upon vesting as also notified below.

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle, following adjustments for tax and social security withholdings

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	26,633
d)	Aggregated information - Aggregated volume - Price - Aggregated total	26,633 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle, following adjustments for tax and social security withholdings

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	8,952
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,952 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle, following adjustments for tax and social security withholdings

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,238
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,238 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle, following adjustments for tax and social security withholdings

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,154
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,154 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle, following adjustments for tax and social security withholdings

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	11,493
d)	Aggregated information - Aggregated volume - Price - Aggregated total	11,493 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,586
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,586 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle, following adjustments for tax and social security withholdings

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,585
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,585 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,531
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,531 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	8,118
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,118 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2022/24 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,918
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,918 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	Outside a trading venue

The Company has been notified that on 19 February 2025, the following number of shares were sold upon vesting of the Company's 2022/24 Long Term Incentive Plan and Deferred Award Plan for the 2022/24 cycle (where relevant), following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Heather Balsley	6,154
Jolyon Bulley	11,493
Yasmin Diamond	5,586
Jolie Fleming	3,585
Nicolette Henfrey	6,531
Wayne Hoare	8,118
Kenneth Macpherson	7,918

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	6,154
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,154 £100.723281 £619,851.07
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	11,493
d)	Aggregated information - Aggregated volume - Price - Aggregated total	11,493 £100.723281 £1,157,612.67
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	5,586
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,586 £100.723281 £562,640.25
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	3,585
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,585 £100.723281 £361,092.96
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	6,531
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,531 £100.723281 £657,823.75
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	8,118
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,118 £100.723281 £817,671.60
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£100.723281	7,918
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,918 £100.723281 £797,526.94
e)	Date of the transaction	2025-02-19
f)	Place of the transaction	XLON

Exhibit No: 99.2

24 February 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 21 February 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 21 February

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	66,822	13,527	17,736	6,974	12,667
Highest price paid (per ordinary share)	£ 99.8400	£ 99.8200	£ 99.8200	£ 99.8400	£ 99.8000
Lowest price paid (per ordinary share)	£ 98.4400	£ 98.6200	£ 98.8200	£ 98.5200	£ 98.5200
Volume weighted average price paid (per ordinary share)	£ 99.0234	£ 99.2135	£ 99.2565	£ 99.0986	£ 99.0816

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,054,776 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1082Y_1-2025-2-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        117,726 (ISIN: GB00BHJYC057)

Date of Purchases:       21 February 2025

Investment firm:          MLI

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that Byron Grote, a Non-Executive Director of the Company, acquired a total of 500 American Depositary Receipts ("ADRs") in the Company on 21 February 2025. Details of each transaction can be found below.

The following transaction notifications are given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $127.25	400
d)	Aggregated information - Aggregated volume - Price - Aggregated total	400 US $127.25 US $50,900
e)	Date of the transaction	2025-02-21
f)	Place of the transaction	NYSE

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $126.75	100
d)	Aggregated information - Aggregated volume - Price - Aggregated total	100 US $126.75 US $12,675
e)	Date of the transaction	2025-02-21
f)	Place of the transaction	NYSE

Exhibit No: 99.4

25 February 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 24 February 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 24 February

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	61,668	0	20,000	0	4,494
Highest price paid (per ordinary share)	£ 97.9200	£ 0.0000	£ 97.3600	£ 0.0000	£ 97.3400
Lowest price paid (per ordinary share)	£ 96.0400	£ 0.0000	£ 96.1000	£ 0.0000	£ 96.0200
Volume weighted average price paid (per ordinary share)	£ 96.7236	£ 0.0000	£ 96.8084	£ 0.0000	£ 96.7071

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,968,614 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2809Y_1-2025-2-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        86,162 (ISIN: GB00BHJYC057)

Date of Purchases:       24 February 2025

Investment firm:          MLI

Exhibit No: 99.5

26 February 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 25 February 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 25 February

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	58,546	0	20,000	0	2,000
Highest price paid (per ordinary share)	£ 97.7200	£ 0.0000	£ 97.7400	£ 0.0000	£ 97.7200
Lowest price paid (per ordinary share)	£ 95.5800	£ 0.0000	£ 96.8000	£ 0.0000	£ 95.6000
Volume weighted average price paid (per ordinary share)	£ 96.6334	£ 0.0000	£ 97.2533	£ 0.0000	£ 96.6183

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,888,068 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4484Y_1-2025-2-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        80,546 (ISIN: GB00BHJYC057)

Date of Purchases:       25 February 2025

Investment firm:          MLI

Exhibit No: 99.6

27 February 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 26 February 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 26 February

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	52,838	0	21,304	0	0
Highest price paid (per ordinary share)	£ 98.5400	£ 0.0000	£ 98.5600	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 96.7200	£ 0.0000	£ 96.7400	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 97.7593	£ 0.0000	£ 97.5951	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,813,926 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6133Y_1-2025-2-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        74,142 (ISIN: GB00BHJYC057)

Date of Purchases:       26 February 2025

Investment firm:          MLI

Exhibit No: 99.7

28 February 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 27 February 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 27 February

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	59,956	0	11,000	0	0
Highest price paid (per ordinary share)	£ 99.3600	£ 0.0000	£ 98.4600	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 97.1200	£ 0.0000	£ 97.6200	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 98.2753	£ 0.0000	£ 98.1060	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,742,970 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7941Y_1-2025-2-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        70,956 (ISIN: GB00BHJYC057)

Date of Purchases:       27 February 2025

Investment firm:          MLI

Exhibit No: 99.8

3 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 28 February 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 28 February

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	45,297	0	14,000	0	0
Highest price paid (per ordinary share)	£ 100.0000	£ 0.0000	£ 100.0500	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 98.6600	£ 0.0000	£ 98.7600	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 99.4471	£ 0.0000	£ 99.4586	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,683,673 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9842Y_1-2025-3-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        59,297 (ISIN: GB00BHJYC057)

Date of Purchases:       28 February 2025

Investment firm:          MLI

Exhibit No: 99.9

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 28 February 2025, the following shares were allocated, pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares
Elie Maalouf	6,544
Michael Glover	878
Daniel Aylmer	850
Heather Balsley	894
Jolyon Bulley*	4,642
Yasmin Diamond*	3,078
Jolie Fleming*	564
Nicolette Henfrey*	3,338
Wayne Hoare*	4,474
Kenneth Macpherson*	4,364
*Shares subsequently sold upon vesting as also notified below.

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,544
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,544 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	878
d)	Aggregated information - Aggregated volume - Price - Aggregated total	878 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	850
d)	Aggregated information - Aggregated volume - Price - Aggregated total	850 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	894
d)	Aggregated information - Aggregated volume - Price - Aggregated total	894 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,642
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,642 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,078
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,078 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	564
d)	Aggregated information - Aggregated volume - Price - Aggregated total	564 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,338
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,338 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,474
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,474 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2021 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,364
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,364 Nil consideration Nil consideration
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	Outside a trading venue

The Company has also been notified that on 28 February 2025, the following number of shares were sold upon vesting of the awards set out above, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Jolyon Bulley	4,642
Yasmin Diamond	3,078
Jolie Fleming	564
Nicolette Henfrey	3,338
Wayne Hoare	4,474
Kenneth Macpherson	4,364

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£99.452544	4,642
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,642 £99.452544 £461,658.71
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£99.452544	3,078
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,078 £99.452544 £306,114.93
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£99.452544	564
d)	Aggregated information - Aggregated volume - Price - Aggregated total	564 £99.452544 £56,091.23
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£99.452544	3,338
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,338 £99.452544 £331,972.59
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£99.452544	4,474
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,474 £99.452544 £444,950.68
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£99.452544	4,364
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,364 £99.452544 £ 434,010.90
e)	Date of the transaction	2025-02-28
f)	Place of the transaction	XLON

Exhibit No: 99.10

4 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 3 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 3 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	56,208	0	0	0	0
Highest price paid (per ordinary share)	£ 100.0000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 98.1800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 99.2411	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,627,465 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4506Z_1-2025-3-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        56,208 (ISIN: GB00BHJYC057)

Date of Purchases:       3 March 2025

Investment firm:          MLI

Exhibit No: 99.11

5 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 4 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 4 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	60,942	0	0	0	0
Highest price paid (per ordinary share)	£ 99.0600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 96.3800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 97.1362	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,566,523 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4510Z_1-2025-3-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        60,942 (ISIN: GB00BHJYC057)

Date of Purchases:       4 March 2025

Investment firm:          MLI

Exhibit No: 99.12

6 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 5 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 5 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	60,755	0	0	0	0
Highest price paid (per ordinary share)	£ 98.3000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 95.4800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 96.3704	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,505,768 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5465Z_1-2025-3-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        60,755 (ISIN: GB00BHJYC057)

Date of Purchases:       5 March 2025

Investment firm:          MLI

Exhibit No: 99.13

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 6 March 2025 the following forfeitable shares were granted under the Company's Deferred Award Plan to the following PDMRs:

Name of PDMR	Number of shares granted
Elie Maalouf	3,903
Michael Glover	2,444
Daniel Aylmer	1,493
Heather Balsley	1,743
Jolyon Bulley	2,344
Yasmin Diamond	1,429
Jolie Fleming	1,653
Nicolette Henfrey	1,706
Wayne Hoare	1,911
Kenneth Macpherson	1,864

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 3,903 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Elie Maalouf ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 2,444 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Michael Glover ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

Details of the person discharging managerial responsibilities / person closely associated
Name	Daniel Aylmer
Reason for the notification
Position/status	Chief Executive Officer, Greater China
Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	InterContinental Hotels Group PLC
LEI	2138007ZFQYRUSLU3J98
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
Price(s) and volume(s)
Rights over a total of 1,493 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Daniel Aylmer ceases employment with the Group before 3 March 2028.

Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
Date of the transaction	2025-03-06
Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 1,743 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Heather Balsley ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 2,344 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Jolyon Bulley ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 1,429 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Yasmin Diamond ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

Details of the person discharging managerial responsibilities / person closely associated
Name	Jolie Fleming
Reason for the notification
Position/status	Chief Product & Technology Officer
Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	InterContinental Hotels Group PLC
LEI	2138007ZFQYRUSLU3J98
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
Price(s) and volume(s)
Rights over a total of 1,653 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Jolie Fleming ceases employment with the Group before 3 March 2028.

Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
Date of the transaction	2025-03-06
Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 1,706 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Nicolette Henfrey ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 1,911 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Wayne Hoare ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Rights over a total of 1,864 free shares; the number of shares calculated by reference to a price of GBP 99.73, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2024.

The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 3 March 2028.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-03-06
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.14

7 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 6 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 6 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	66,263	0	0	0	0
Highest price paid (per ordinary share)	£ 96.8400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 92.7000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 93.4805	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,439,505 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7312Z_1-2025-3-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        66,263 (ISIN: GB00BHJYC057)

Date of Purchases:       6 March 2025

Investment firm:          MLI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	07 March 2025